K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111-2950
T 617.261.3100  F 617.261.3175

March 1, 2021
VIA EDGAR

Scott Lee
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”)
File Nos. 002-80859 & 811-03651
Registration Statement on Form N-1A

Dear Mr. Lee,
On behalf of the Trust, we submit this letter in response to comments received by telephone on February 3, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 217 under the Securities Act of 1933, as amended, and Amendment No. 217 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 22, 2020, accession no. 0000711080-20-000206 (the “Amendment”). The Amendment was filed to register a new series of the Trust, Touchstone Sands Capital International Growth Fund (the “Fund”).

Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.
GENERAL COMMENT
Comment:
1.
Please respond to all comments, the Fund is responsible for the accuracy and adequacy of the disclosure. Please fill in missing information and remove brackets around information provided in the Prospectus and the Statement of Additional Information.

Response: The Trust has made the requested changes.

PROSPECTUS

Comments: The Fund’s Fees and Expenses (Page 2)
2.
In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Fees and Expenses,” please revise the first sentence to state that the table describes the fees and expenses that the investor may pay if they buy, hold and “sell” shares of the Fund.

Response: The Trust has revised the first sentence to read as follows:
This table describes the fees and expenses that you may pay if you buy, ~~and~~ hold and sell shares of the Fund.
3.
In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Fees and Expenses,” with respect to the fee table, please remove Footnote 3 and the Footnote marked by an asterisk to the Fee and Expense Table as they are neither permitted nor required by Items 2 through 8 of Form N-1A.  Please include this information in the narrative disclosure accompanying the fee table.

Response:  The Trust believes that Footnote 3 provides important and material information to shareholders about the fees shareholders may pay in connection with their investment in the Fund.  The Trust further believes that the information contained in this footnote could impact a shareholder’s investment decision.  Therefore, the Trust has moved the contents of Footnote 3 to the paragraph immediately preceding the table. Additionally, the Trust has removed the Footnote marked by an asterisk.
4.
In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Fees and Expenses,” with respect to the Fee Table Footnote 2, please confirm that the contractual expense limitation cannot be terminated before one year has passed and please also confirm that the contractual fee waiver will remain in effect for one year from the effective date of registration.

Response: The Trust so confirms.
Comments: The Fund’s Principal Investment Strategies (Page 3)
5.	Please consider including disclosure defining Frontier Markets, similar to the definition provided for Emerging Markets.
Response: The Trust has revised the disclosure of the first paragraph of the Emerging Market Securities portion of the “Permitted Investments and Risk Factors” section of the Statement of Additional Information as follows:
Emerging Market and Frontier Market Securities. Emerging market countries are generally countries that are included in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index, or otherwise excluded from the MSCI World Index. As of January 29, 2021, the countries in the MSCI World Index included: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. The country composition of the

MSCI Emerging Markets Index and the MSCI World Index can change over time. Frontier market countries, which are those emerging market countries that have the smallest, least mature economies and least developed capital markets, are generally countries that are included in the MSCI Frontier Markets Index.

6.
The Fund states under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies” that the Fund “generally invests in a concentrated, conviction-weighted portfolio.”  Please explain what is meant by “conviction-weighted” in plain English and update the disclosure accordingly.

Response: The Trust notes that the term “conviction-weighted” refers to the position sizes in the portfolio being weighted by the conviction the Fund’s subadvisor has in the investment opportunity with the highest conviction companies having the largest weights. Additionally, the Fund has revised the disclosure of the last sentence of the first paragraph under “The Fund’s Principal Investment Strategies” as follows:
The Fund generally invests in a concentrated ~~conviction-weighted~~ portfolio of 25 to 40 issuers, with position sizes weighted by the conviction the Fund’s subadvisor, Sands Capital, has in the investment opportunity. Issuers ~~issuers~~ are selected through fundamental research undertaken by ~~the Fund’s sub-advisor,~~ Sands Capital.

7.
A. Under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies,” with respect to the third paragraph, please specify more clearly the ESG factors and the factors that the Fund considers and how they are used in the management/growth investing of the Fund. Also please confirm that the Fund considers ESG in proxy voting.

Response: The Trust believes that the disclosure under “Touchstone Sands Capital International Growth Fund Summary - The Fund’s Principal Investment Strategies” that refers to the practices Sands Capital considers when evaluating a company adequately describes the factors Sands Capital considers in plain English. The Trust further notes that, as disclosed in the Principal Investment Strategies, the relevance and materiality of ESG practices vary and are highly dependent on the region, country, industry, and company. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
The Trust confirms that the Fund considers ESG when voting proxies.

B. Under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies,” with respect to the third paragraph, please clarify what is meant by “long-term shareowner value-creation potential of the company” in plain English.
Response: The Trust believes that the disclosure under “Touchstone Sands Capital International Growth Fund Summary - The Fund’s Principal Investment Strategies” that refers to “long-term shareowner value-creation potential of the company” adequately describes the information in plain English. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

C. Under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies,” with respect to the third paragraph, please clarify in plain English, what is meant by “sustainability of a company’s valuation potential” and how it is distinguished from sustainable growth noted.
Response:  In response to this comment, the Fund has revised the last sentence of the third paragraph under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies” as follows:
Sands Capital’s analysis of these practices is integrated into the investment decision‐making process to the extent it believes they may affect ~~the sustainability of~~ a company’s value‐creation potential.
D. In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Risks” and “Principal Investment Strategies and Risks – What are the Principal Risks of Investing in the Fund,” if appropriate, please update ESG Investing Risk to reflect any changes to the ESG strategy disclosure.
Response: The Trust does not believe that any revisions to the Fund’s ESG principal investment strategy disclosure require any updates to ESG Investing Risk.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
8.
In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies,” with respect to the fourth paragraph, please clarify what makes an investment opportunity attractive.

Response: The Trust notes that an investment opportunity is attractive when it meets the six criteria described in the Principal Investment Strategies.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comments: The Fund’s Principal Risks (Pages 3-5)
9.
A. In the “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Investment Strategies,” with respect to the last sentence in the first paragraph, the Fund noted that it will invest in 25 - 40 issuers, as such please include issuer specific risks, such as the risk that the value of individual securities or a particular security can be more volatile than the market as a whole or perform differently than the market as a whole.

Response: The Fund respectfully declines to add additional issuer specific risks. The Fund believes that the Fund’s principal risks are appropriately disclosed in the “Touchstone Sands Capital International Growth Fund Summary” and “Principal Investment Strategies and Risks” risk disclosure sections as Form N-1A only requests the inclusion of “risks to which the Fund’s portfolio as a whole is subject”.
B. Please include risk disclosure that addresses the risks related to investing in securities that may trade in volatile emerging markets.  Please also revise the risk disclosure within “Touchstone Sands

Capital International Growth Fund Summary – The Fund’s Principal Risks” and “Principal Investment Strategies and Risks – What are the Principal Risks of Investing in the Fund” that describes the Fund’s investments in volatile emerging markets pursuant to ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.
Response: In response to this comment, the Trust notes that “Emerging Markets Risk” and “Frontier Market Risk” are included as principal risks of investing in the Fund.  The Trust further confirms that it has reviewed “Emerging Market Risk” under “Principal Investment Strategies and Risks – What are the Principal Risks of Investing in the Fund” and the emerging market securities section of the Statement of Additional Information and believes that both are consistent with the views set forth in ADI 2020-11. Therefore, the Trust respectfully declines to make any changes in response to this comment.
C. Please confirm whether the Fund is focused or concentrated in a specific geographic region or country.  If applicable, please consider including separate risk disclosure for “geographic focus” under “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Risks.”
Response: The Trust confirms that the Fund is not focused or concentrated in a specific geographic region or country.
D. Please include risk disclosure addressing the evolving legal and regulatory landscape, such as ESG and investments in China.
Response: The Trust confirms that it regularly reviews its risk disclosures in relation to the evolving legal and regulatory landscape and enhances its risks accordingly.  The Trust further notes that it believes its ESG Investing Risk adequately addresses the risks associated with an ESG investment policy.  With respect to investments in China, the Trust notes that the Fund is not expected to invest in Communist Chinese Military Securities and, therefore, does not believe additional disclosure is necessary or required.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.
E. The Fund addresses borrowing and leverage in the Statement of Additional Information, please also include corresponding risk disclosure for borrowing and leverage in the Prospectus.
Response: The Trust notes that borrowing and the use of leverage is not a principal investment strategy of the Fund and that disclosure regarding borrowing and the use of leverage is included within the Statement of Additional Information as required by Item 16 of Form N-1A.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.
10.	Please confirm whether the Fund is focused in a specific market sector, if so please consider including corresponding strategy disclosure or remove from the risks section.
Response: The Trust confirms that the Fund is not focused or concentrated in a specific sector and, therefore, respectfully declines to make any changes in response to this comment.
Comment: What are the Principal Risks of Investing in the Fund (Page 9)

11.
Please include the components of the Foreign Securities Risk disclosure under the heading “What are the Principal Risks of Investing in the Fund” regarding Brexit in the Foreign Securities Risk disclosure within “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Risks”

Response: The Trust believes that the disclosure is adequately placed and respectfully declines to make any changes in response to this comment.
STATEMENT OF ADDITIONAL INFORMATION
Comment: Choosing a Class of Shares (Pages 33-34)
12.	For each class, please clarify and disclose whether there is an initial minimum investment and if so please disclose the amounts.
Response: The Trust confirms that each of the Fund’s classes has an initial investment minimum, which is disclosed in the “Buying and Selling Fund Shares” section of the Prospectus.  The Trust notes that per General Instruction 2(b) to Form N-1A, the Fund should not duplicate in the SAI information that is provided in the prospectus.  Therefore, the Trust respectfully declines to make any changes in response to this comment.
Comment: Permitted Investments and Risk Factors (Pages 3-17)
13.
Please move “Emerging Market Securities” from the Statement of Additional Information to the “Principal Investment Strategies and Risks – What are the Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The Trust believes that the “Emerging Market Securities” disclosure is appropriately and adequately placed in the Statement of Additional Information.  The Trust further notes that “Emerging Markets Risk” is included in “Touchstone Sands Capital International Growth Fund Summary – The Fund’s Principal Risks” and “Principal Investment Strategies and Risks – What are the Principal Risks of Investing in the Fund.”  Therefore, the Trust respectfully declines to make any change in response to this comment.
Comment: Trustees and Officers (Pages 18-21)
14.	Please consider moving the footnote related to Ms. McGruder to be below Ms. McGruder’s information within the table under the “Trustees and Officers” section of the SAI.
Response: The Trust believes the footnote is appropriately and adequately located and is consistent with disclosure across funds in the complex. Accordingly, the Trust respectfully declines to make any change in response to this comment.
15.
With respect to the table of Trustee biographies under “Trustees and Officers,” the third column disclosing Term of Office and Length of Time Served, please update years included to include the corresponding month.

Response: The Trust has determined that stating solely the year within the Term of Office and Length Time Served column of the table of Trustee biographies is an administratively efficient method of providing information regarding the Trustee’s and Officers’ term of office and length of time served, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
Thank you for your attention in these matters.  If you have any questions, I may be reached at 617-951-9053.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:  Meredyth Whitford-Schultz, Counsel to the Trust